March 19, 2019

Xuezhu Wang
Chief Executive Officer
Happiness Biotech Group Ltd
No. 11, Dongjiao East Road
Shuangxi, Shunchang, Nanping City
Fujian Province, P.R.C.

       Re: Happiness Biotech Group Ltd
           Registration Statement on Form F-1
           Filed March 8, 2019
           File No. 333-230170

Dear Mr. Wang:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1. We note your revised disclosures regarding a resale offering component, and your statements on page 94 regarding the price for the secondary offering. Please revise your disclosure to also clearly indicate on the cover page the pricing information for the secondary offering. In addition, given that there are two offerings and the offering prices could differ, include risk factor disclosure to highlight the risk that purchasers in the resale offering could pay more or less than the price in your best efforts offering.
 Xuezhu Wang
FirstName Biotech Group LtdWang
Happiness LastNameXuezhu
Comapany2019
March 19, NameHappiness Biotech Group Ltd
March 19, 2019 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 43

2.       Please revise to include the following:
           The details of your segment reporting under ASC 280-10 that include your vitamins and dietary supplements products sales that are your second contribution segment in terms of revenue.
           Disclose the underlying reasons for any significant product changes, for example, the
            18.7% decrease in revenue for your Ejiao solution products for the six months ended
            September 30, 2018 compared to the prior year.
           Update, reconcile and explain your disclosure herein to your table of products in order of gross sales on page 55, for example, your September 30, 2018 "third-best selling product line" is now Cordyceps mycelia products on page 43, while the March 31,
            2018 table on page 55 refers to Ejiao solution products. Intellectual Property, page 62

3. We note that one of your product approvals expired in January 2019, and that there are two other product approvals that will soon expire at the end of March 2019. Please revise to explain whether you are seeking renewal of these approvals, and for all product approvals for which you seek renewal, whether you are permitted to sell the products while the approval is being renewed.
Consolidated Financial Statements, page F-1

4. Please note that the audited financial statements should be of a date not older than 12 months at the date of filing as specified in Item 8.A.4 of Form 20-F. Also refer to
         Instructions to Item 8.A.4.
Consolidated Financial Statements for the Six Months ended September 30, 2018 , page F-41

5. We note the $627,628 you received in May 2018 from two investors on page F-43 and your $1,366,438 of short-term bank borrowings at September 30, 2018 on page F-41.
         Please tell us the following:
           If any obligation were paid, equity issued or services provided related to the capital contribution, and how it was valued.
           If the terms of the bank loans obtained were at market value, particularly the rates, and
           How you determined under Rule 4-08(k) of Regulation S-X that these transactions should not be clearly identified as related party.
Exhibits

6. We refer to your Exhibit 5.1 opinion. It is inappropriate to include assumptions that are too broad or assume material facts underlying the opinion. The assumptions set forth in
         Section 1.4 regarding the shares being "duly registered in the Company's register of
 Xuezhu Wang
FirstName Biotech Group LtdWang
Happiness LastNameXuezhu
Comapany2019
March 19, NameHappiness Biotech Group Ltd
Page 3
March 19, 2019 Page 3
FirstName LastName
         members" and in Sections 1.5, 1.6 and 1.7 appear to assume material facts related to the issue of whether the shares will be validly issued. Please file an amended 5.1 opinion that does not include these assumptions or explain why each such assumption is necessary and appropriate. For guidance, please see Section II.B.3.a. of Staff Legal Bulletin No. 19.
7.       We refer to the tax opinion set forth in Section 3.4 of your Exhibit
5.1 opinion. Please file
         an amended opinion from counsel which also opines that the referenced disclosure states the Cayman Islands tax consequences. In addition, please revise the "Taxation" section of your registration statement to clearly state which disclosure is the opinion of Campbells, and update your exhibit index to add an Exhibit 8.3 opinion and cross-referencing the 5.1 exhibit.
8. We note that your Exhibit 5.1 opinion refers to current memorandum and articles of association that were filed with the Companies Registrar in February 2019, but that the articles you filed as Exhibit 3.2 appear to have been filed in 2018. We also note that your current Exhibit 3.2 states that your share capital is $50,000 divided into 50,000 ordinary shares with par value of $1.00 each, but your disclosure on page 78 states that as of the date of the prospectus, your authorized share capital is $50,000 dividend into
         100,000,000 shares with a par value of $0.0005 each. Please reconcile by either revising your disclosures and having your counsel revise its opinion, or, alternatively, filing the updated set of articles as Exhibit 3.2.
9. Please file an amended Exhibit 5.1 opinion that deletes the first sentence of Section 4.4, as this statement inappropriately limits reliance. For guidance, please see Section II.B.3.d of
         Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Xuezhu Wang
Happiness Biotech Group Ltd
March 19, 2019
Page 4

        You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614
if you have questions regarding comments on the financial statements and related matters.
Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,
FirstName LastNameXuezhu Wang
                                                         Division of
Corporation Finance
Comapany NameHappiness Biotech Group Ltd
                                                         Office of Healthcare &
Insurance
March 19, 2019 Page 4
cc:       Joan Wu, Esq.
FirstName LastName